Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Capital Pipeline, Inc.
365 E. Palm Ln.
Phoenix, AZ 85004
https://www.capitalpipeline.tech/

Up to $1,069,960.00 in Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Capital Pipeline, Inc.
Address: 365 E. Palm Ln., Phoenix, AZ 85004
State of Incorporation: DE
Date Incorporated: August 11, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Common Stock
Offering Maximum: $1,069,960.00 | 427,984 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $250.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based Perks

Super Early Bird Bonus

Invest within the first 72 hours and receive an additional 5% Bonus Shares.

Early Bird Bonus

Invest within the first 2 weeks and receive an additional 2% Bonus Shares.

Amount-Based Perks

$500+ | Member Tier

3-day access to our initial data offering, monthly updates on new data and technology.

$1,000+ | Bronze Tier

Member Tier + 1% Bonus Shares.

$2,000+ | Silver Tier

Bronze Tier + 2% Bonus Shares.

$5,000+ | Gold Tier

Silver Tier + 5% Bonus Shares.

$10,000 | Platinum Tier

Gold Tier + investor shoutout and acknowledgment on Capital Pipeline Instagram + 10% Bonus Shares.

$50,000+ | Diamond Tier

Platinum Tier + 20% Bonus Shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Capital Pipeline will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Capital Pipeline (the "Company") is a subscription service to a live analytics tool that includes data on every capital improvement project or purchase from every city, county, university, and state agency. Our users access the data through an intuitive user data tool and portal that filters by Capital Pipeline standardized fields including market sector, construction type, phase, land acquisition, project size, geography, and status (new, current, budget cut, the budget increased, delayed, or canceled).

Capital Pipeline has linked a visual image to all the first source Capital Improvement Plans making the projects easy to verify. It provides all the available data to subscribers.

The Company is a C-Corp organized under the laws of the state of Delaware that provides a subscription service to a live analytics tool that includes data on every capital improvement project or purchase from every city, county, university, and state agency. The Company's business model consists of both a subscription service and a sale or leasing of aggregate national data. The Company was invited to be a Google Cloud Startup in March 2021 and has developed partnerships with industry associations such as the Arizona Builders Alliance, the Association of General Contractors, and the Service Marketing Professionals Society.

Capital Pipeline, Inc. was initially organized as Capital Pipeline, LLC, an Arizona limited liability company on February 27, 2020, and converted to a Delaware corporation on August 11th, 2021.

Competitors and Industry

The Company competes in multiple industries with various competitors.

Integrated System Providers

• These systems have numerous SaaS and industry services. Lead or intel generation services are one of many.

• DELTEK: GOV WIN IQ Federal & IQ SLED (State, Local & Education) is the top competitor.

Bid or Lead Generation

• From the Subcontractor Bid system dating back to the late 1970s, these competitors are highly integrated and trusted resources.

• Dodge Analytics & the Blue Book, top three competitors, recently merged and it the top competitor. BidClerk and Construction Wire are also major players.

Local or Regional Biz Dev Organizations

• In every market, one or more Biz Dev industry associations or organizations provide leads and business intelligence.

• Networking tends to be the focus of these organizations.

• Data is based on local intel and news.

• AZBEX and BISNOW are the two Arizona organizations that provide a "Database" service.

International Competitors

• In Europe, more direct competition exists in the automated public data space has started.

Current Stage and Roadmap

CURRENT STAGE

Capital Pipeline has established partnerships with leading industry associations, such as the American Builders Alliance and the Arizona League of Cities and Towns, the association representing all of the Cities and Towns in Capital Pipeline's data.

In March 2021, Capital Pipeline was invited to be a Google Cloud Startup, granting us access to the brightest minds in Intelligent Document Processing and Robotic Process Automation.

FUTURE ROADMAP

In the near future, we plan to launch our subscription service nationwide. We envision our ever-improving technology being on the cutting edge of Intelligent Document Processing, RPA, and AI integration.

The Team

Officers and Directors

Name: Stephanie Nelson

Stephanie Nelson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, CFO, Director, and Board Member
  Dates of Service: January 27, 2020 - Present
  Responsibilities: Stephanie oversees the operations, R&D, and all strategic planning for Capital Pipeline. She currently does draw an income.

Other business experience in the past three years:

- **Employer:** Tank Girl Marketing
  Title: Lead Market Research Consultant
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Designed, ran and provided initial reports on various new and existing marketing for large national general contractors.

Other business experience in the past three years:

- **Employer:** iFrame Building Solutions
  Title: CMO
  Dates of Service: June 01, 2012 - October 01, 2015
  Responsibilities: Develop the Marcom strategy and materials, develop Business Development strategy, lead execution of both, establish first major clients and partnerships, prepare company for acquisition.

Other business experience in the past three years:

- **Employer:** Win Strategists
  Title: Owner
  Dates of Service: August 01, 2010 - January 01, 2020
  Responsibilities: Lead Consultant and Researcher. This was Stephanie's consulting firm.

Name: Joseph Yuhas

Joseph Yuhas's current primary role is with TenTwenty5 Public Affairs. Joseph Yuhas currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and Board Member
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Joseph advises the company and does not currently take a salary compensation for this role.

Other business experience in the past three years:

- **Employer:** TenTwenty5 Public Affairs
  Title: Principal
  Dates of Service: January 01, 2000 - Present
  Responsibilities: Provide public outreach, advocacy, and government relations services to Fortune 500 companies, local brands, public agencies, non-profit organizations, and community causes.

Name: Robert W Nelson

Robert W Nelson's current primary role is with Retired. Robert W Nelson currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: August 01, 2020 - Present
  Responsibilities: Robert oversees the legal documents, reviews contracts, and manages vendor relationships. Robert does not currently take a salary compensation for his role.

Name: Deirdre Booth

Deirdre Booth's current primary role is with TankGirl Marketing. Deirdre Booth currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO
  Dates of Service: December 01, 2020 - Present
  Responsibilities: Develop overall Marcom strategy, work with outside Marcom vendors and partners, advise CEO. Deidre does not currently receive salary compensation for this role.

Other business experience in the past three years:

- **Employer:** TankGirl Marketing
  Title: Owner/President
  Dates of Service: August 01, 2012 - Present
  Responsibilities: Procured, managed, and directed the strategy and implementation plans for AEC clients. Deirdre is the owner of Tank Girl Marketing.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $1.07M in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or

operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital improvement project sourcing. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose

subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Capital Pipeline was formed on February 27, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Capital Pipeline has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that online capital improvement projects is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Capital Pipeline or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Capital Pipeline could harm our reputation and materially negatively impact our financial condition and business.

We may face technological challenges
We may discover that the optimal retail price points for elliptical bicycles are below where we can sustainably price our current low-cost architecture. That could necessitate the development of a new product architecture that could take years to go from concept to product. It is possible that during the development of this next-generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

Data is Public and Therefore Accessible by Competition
The data integrated by Capital Pipeline is difficult to scrap but is publicly available

and accessible. Another competitor could also integrate the data into a similar system.

Changing Market Condition
The Architecture, Engineering, and Construction industries are highly susceptible to changing economic conditions. In dramatic downturns, the industry can become cash-poor. Services and consultants are eliminated.

Advances in Technology
Advances in technology may need to be implemented at any time to help the services or data acquisition. New technology requires additional resources.

New Product Offering
While there are a number of leads services in our industry, using data and business analytics is a newer product type. This can cause confusion in potential clients and requires a robust marketing and communications strategy to counterbalance the lack of understanding.

Changing Technology Could Affect Budget and Cash Flow
Changing technology normally reduces costs and resources. However, changes in technology can create short-term budget strains that have a long-term net positive impact. Capital Pipeline may need to engage in an unanticipated short-term budget increase.

COVID-19
All companies attempting growth or funding are facing an unpredictable market until the COVID-19 pandemic is no longer affecting the workforce or economy. As a digital company with an already remote and online team, Capital Pipeline is at low risk for workforce issues. Since our product is not COVID-19 protection or treatment-related, Capital Pipeline's data services and subscription sales are at risk if there are shutdowns or delays in the publishing of public documents which occurred in 2020.

Competitive or Superior Product Competition
With advancements in data, data science, and technology, a competitive product or company offering a superior service can come on the market at any time. While our strategy is not dependant on being the only company offering, having unplanned competition could affect the revenue and pace of development.

Large Company Product Offerings
While they do not offer the data or data analytics we offer, large companies such as Deltek and Dodge have multiple products that are integrated into the target market companies- financial, operational, estimating, CRM, and other products. Their smaller data set comes with a well-established technology giving them a competitive advantage with large national and multi-national AECs that have system-wide integrations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Stephanie D. Nelson	1,710,200	Common Stock	50.3
Joseph F. Yuhas	1,241,000	Common Stock	36.5

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 427,984 of Common Stock.

Common Stock

The amount of security authorized is 34,000,000 with a total of 3,400,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $87,236.00
  Number of Securities Sold: 51,000
  Use of proceeds: Working Capital
  Date: February 27, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock

Type of security sold: Equity
Final amount sold: $83,815.00
Number of Securities Sold: 49,000
Use of proceeds: Working Capital
Date: February 27, 2020
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Debt
  Final amount sold: $75,000.00
  Use of proceeds: Working capital
  Date: February 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Debt
  Final amount sold: $30,000.00
  Use of proceeds: Working Capital
  Date: February 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $2,500.00
  Use of proceeds: Working Capital
  Date: June 05, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues

The company was newly incorporated in February 2020 and sales did not get started until October 1, 2021. Revenues were $17,688 as of December 31, 2020. The revenues consisted of annual fees collected from clients for subscription services.

Cost of revenues

There was no cost of revenues and therefore no gross margin.

General and administrative expenses were $10,722 as of December 31, 2020, and made up 10% of total operating expenses. G&A was mainly made up of miscellaneous business expenses at 38% for an amount of $4,115, office supplies and software at 24% for an amount of $2,311, legal and professional expenses at 22% for an amount of $2,311, and insurance at 12% for an amount of $1,243. Bank charges, meals and entertainment, taxes and licenses, reimbursements to the owner made up the remaining 5% of G&A for an aggregate amount of 5%.

Sales and marketing expenses were $4,211 and made up approximately 2% of total expenses as of December 31, 2020.

Research and development was in the amount of $178,910 and made up 87% of total operating expenses. R&D expenses were made up of website development, database development and technical support expenses.

The company's total operating expenses were $194,843 as of December 31, 2020. The company is a new start up still in development stages and this led the company to generate a net loss of $176,155 in 2020.

Historical results and cash flows:

The Company had cash in the amount of $10,446 as of December 31, 2020. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flows statements.

Operating Activities

As of December 31, 2020, cash used in operating activities was in the amount of $178,369, mainly because of net loss of $176,155.

Investing activities

There were no investing activities.

Financing Activities

As of December 31, 2020, cash provided from financing activities was $188,815 mainly because of members contributions in the amount of $96,315 and borrowings in the aggregate amount of $92,500.

Though the company incurred a loss as is common for startups in the year of inception, the Company's management does not think the company losses are representative of what investors should expect in the future and is positive about the Company's potential. The company has implemented several market growth strategies like expanding user subscriptions in the current geography through an aggressive sales and marketing strategy, monthly subscription payment options, and an improved e-commerce platform. Expanding the Geographic market by integrating the data in additional states. Enhancing the data with other Public Data sets, creating additional data subscriptions, and continuing to reduce operational costs of data acquisition by onboarding advanced Robotic Process Automation(RPA), Optical Character Recognition (OCR), and Artificial Intelligence (AI) technology. In the first half of 2021, the operational data acquisition budget was reduced by more than 60%. Management is confident in the company's prospects like the ability to grow into the largest public data set on capital investment and economic growth in the United States. Of the company's 25 selected first Beta clients, 15 of them have offices in other states and would subscribe in alternate states. Data brokerage firm Spearpoint Capital has been approached by their clients to lease the raw data once we are in at least three states. Leasing raw data for three states would be a minimum of $100,000/year. Capital Pipeline will have its first sales season with current capital improvement plans integrating and a usable e-commerce system that will launch in August 2021. We anticipate 200 new subscribers in Arizona by the end of 2021, which would produce over $20,000 in monthly revenue. The company's competitive advantage of being the only company with a focus on using public information to create usable business analytics. The company is a data business analytics company that will be providing a complete library of public data and there is no one currently in the market providing that service at a national level.

In light of all the growth strategies and prospects discussed above, the company believes and is projecting to start turning around its losses and start making a monthly net profit in April 2022 and be fully profitable in August of 2022.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 1, 2021, the company has $308.32 in the bank.

The company holds several credit cards with Amex that has a credit limit of $15,000 with an outstanding balance of $6,800, Wells Fargo with a credit limit of $10,000 and a current balance of $8,230, Bank of America with a credit limit of $10,000 and no outstanding balance as of today July 1, 2021.

In 2020, the company issued 3 promissory notes to 2 individuals and 1 company in the aggregate amount of $75,000 to fund its operations prior to starting generating revenues. The promissory notes carry no interest and no payments are due until the company starts generating revenues.

During the year 2020, Joseph F. Yuhas, one of the members of the Company, lent

$17,500 to the Company. The loan does not carry any interest. The imputed interest has been deemed immaterial. The loan does not have a set maturity date and was thus classified as current. In 2021, Joseph F. Yugas gave additional funds to the company, bringing the outstanding balance to $30,000.

On June 5, 2021, the company issued a promissory note in the amount of $2,500 to a certain individual. The note has 0 interest rate and no maturity date has been set.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Over the next year, we need to upgrade our technology and pre-invest in acquiring the National Capital dataset. While we would be able to fund the current region, the investment dollars will be used to complete the technology and process R&D that we need to scale and get to our biggest asset- the National Capital Data and Enhanced Data sets. Without scaling quickly, we will not dominate that asset in the national market. Our revenue will not support this speed of R&D or data acquisition without the capital investment we are attempting to raise during this Reg CF raise.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from the campaign are necessary to scale our geographic data coverage which is critical to our business plan. If we integrate new technology before September of 2021 as planned, approximately half of our total assets will be from the StartEngine campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company will be able to operate for roughly 1 year 0 months if the minimum is raised. In order to succeed, if we were only able to raise the minimum, we would have to continue to run the data and sales and marketing in Arizona only with a limited team. I declined two Angel Investors and would re-engage their standing offers by the end of 2021.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company would be able to operate for approximately 4 years and 0 months if the maximum is raised. The Expenses are based on Beta-phase and known R&D costs as detailed in the P&L. Please see the attached P&L. For our current expansion plan, we will be netting monthly revenue (Approximately $55,800/month) at the end of Q1 of 2022, continuing to accelerate with a conservative recurring DaaS model (Data-as-a-Subscription). With the early expansion and R&D investments, Capital PIpeline is projected to have a net annual profit starting in Q4 of 2022.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Traust Data, Collateralise Your Data | Traust Data, has reviewed the data we are seeking to integrate and the enhancing data sets. Once we are in a three-state region including Arizona and Texas, Florida or California, we believe Traust Data, backed by Aon, will loan us money against the value of our data on a per line basis. He did an initial evaluation of $2.00 to $4.50 per line value. Three states will be over 40,000 lines of enhanced data, making the data asset worth $80,000 to $180,000 in its raw state. Traust/Aon will provide bonded loans using the data asset as collateral.

Indebtedness

- **Creditor:** Joseph F. Yuhas
  Amount Owed: $30,000.00
  Interest Rate: 0.0%
  During the year 2020, Joseph F. Yuhas, one of the members of the Company, lent $17,500 to the Company. The loan does not carry any interest. The imputed interest has been deemed immaterial. The loan does not have a set maturity date and was thus classified as current. During 2021, Joseph F. Yugas gave additional funds to the company, bringing the outstanding balance to $30,000.

- **Creditor:** Braden Anglin
  Amount Owed: $25,000.00
  Interest Rate: 0.0%
  The promissory notes carry no interest and no payments are due until the company starts generating revenues.

- **Creditor:** Whitney Anglin
  Amount Owed: $25,000.00
  Interest Rate: 0.0%
  The promissory notes carry no interest and no payments are due until the company starts generating revenues.

- **Creditor:** Half Tone Creative LLC
  Amount Owed: $25,000.00
  Interest Rate: 0.0%
  The promissory notes carry no interest and no payments are due until the

company starts generating revenues.

- **Creditor:** Robert and Kathleen Nelson
  Amount Owed: $2,500.00
  Interest Rate: 0.0%
  On June 5, 2021, the company issued a promissory note in the amount of $2,500 to a certain individual. The note has 0 interest rate and no maturity date has been set.

Related Party Transactions

- **Name of Entity:** Robert Nelson
  Relationship to Company: Secretary
  Nature / amount of interest in the transaction: On June 5, 2021, the company issued a promissory note in the amount of $2,500 to a Robert and Kathleen Nelson. The note has 0 interest rate and no maturity date has been set.
  Material Terms:

- **Name of Entity:** Joseph F. Yuhas
  Relationship to Company: Director
  Nature / amount of interest in the transaction: During the year, Joseph F. Yuhas, one of the members of the Company, lent $17,500 to the Company. The loan does not carry any interest. The imputed interest has been deemed immaterial. The loan does not have a set maturity date and was thus classified as current.
  Material Terms: During 2021, Joseph F. Yugas gave additional funds to the company, bringing the outstanding balance to $30,000.

Valuation

Pre-Money Valuation: $8,500,000.00

Valuation Details:

Reasonable Basis: The pre-money valuation is based on a comparison to current competitors in the market and taking into account Capital Pipeline's limited sales for 2021 and capital improvement cycle ending on September 2021 when our first full year of sales will begin. In addition to the comparative value, we have listed our unregistered IP assets, data assets, and partnership with unique experience and access to the target market.

Subscription Earnings

While we believe no other business has a complete data set of all public projects, there are national companies that provide notifications for upcoming public and private projects in a data analytics environment like Capital Pipeline.

Dodge Analytics

Type: Private

Size: 400 Employees

Dun & Bradstreet Annual Revenue: $53.24 Million

Dodge Analytics is a well-established national company with an established technology that focuses on notifications of projects in the 6–18-month range. They focus primarily on notifying subcontractors about bidding opportunities and projects offered by General Contractors although they do detail upcoming market projects. They have been providing data analytics to major general contractors since 2014. Dodge acquired IMS in 2017, which features file folders with the Capital Improvement Plans and alerts for opportunities once they are posted on the city, county, or state website.

Unlike Dodge or IMS, Capital Pipeline's data contains all the capital improvement projects in planning over the next five years taken directly from the City's budget. Additionally, Dodge does not enhance their data or offer other helpful data sets, focusing instead on dominating the short-term bid market. Capital Pipeline does not have the established technology, existing market relationships, or brand recognition that Dodge has.

Deltek Inc.

Type: Public, NYSE: DK

Size: 1,800 Employees

Stage: IPO (Mature) 1.29B Market Cap

Deltek Inc. is a multinational technology company that covers several operational and sales functions for General Contractors and Engineering companies. The focus of their company is on their core products in project management, human resources, and ERP management. GovWin is one of three products focused on Sales and Customer Relationship Management. Deltek is highly integrated into the top 10% of the AEC industry. Their technology is world-class, and their customer service has an excellent reputation. However, all their technology and SaaS products are on top of the price scale. GovWin licenses starting at $7,000 annually.

Capital Pipeline will be a fraction of the cost, currently $1850 annually, and will have more complete information on public projects. Like other competitors, GovWin does not enter their data from Capital Improvement Plan but scans news articles and posts announcements from the city, county, or state Agency. While they have significantly more content than their competitors, they have 3,482 projects listed in Arizona while we have 8,452. Capital Pipeline is focused on the small and medium firms that cannot afford a Deltek product.

CoStar Group Inc.

Type: Public, NASDAQ: CSGP

Size: 953 Employees

Stage: IPO (Mature); 35.2 B Market Cap

CoStar Analytics is the most similar product to Capital Pipeline. They provide raw property and land data as a service through an analytics portal. CoStar Analytics focuses exclusively on the private real estate market and is regarded by the industry as the premier data provider in the space. The company was founded in 1987, is well established, and has an established analytics platform.

Capital Pipeline is offering the same product type for the public market, which put $352B of construction in place in 2020, that CoStar offers to the private market, which put $479B of construction in place over the same period. Our target market is the same size, and the volume of projects is +/- 30% of the private sector depending on the economic cycle. While the private sector outperforms the public sector when the economy is good, the public sector outperforms the private sector by the same margin in economic slowdowns and recessions.

National Capital Data Asset Earnings

The data we are collecting does not exist in another centralized source making the dataset itself valuable outside of the subscription service. We currently have 248,820 data points in our test state, Arizona, with an additional estimated 250,000 additional data points added each year. When we obtain Colorado and Texas, that expands to 1.38M data points. Nationally, we will have over 100M data points detailing all public capital spending.

Capital Pipeline has partnered with SpearPoint Capital LLC to manage and monetize the dataset to non-subscribers. SpearPoint Capital LLC has already secured interest in Capital Pipeline data after three or more regions are integrated.

Proprietary Data Converter (PDF to JSON and Image)

Proprietary Data Enhancement Process: Automated Standardized and Enhanced Data Field assignment

248,820 Data points currently integrated

Capital Pipeline and "Win More Work" Trademarks

Business Partnerships:

League of Cities and Towns

Capital Pipeline has entered a partnership with the League of Cities and Towns as their data partner. Our partnership with the League will give Capital Pipeline credibility as an endorsed product by the Cities and Towns they are trying to procure as clients. As a part of the partnership, we will be the keynote presenters at their annual conference. Additionally, the League will be sponsoring a joint event with the Arizona Builders Alliance in the fall featuring Capital Pipeline called the "State of Capital". The Arizona League of Cities and Towns is an affiliate of the National League of Cities.

Arizona Builders Alliance

The Arizona Builders Alliance & Association of General Contractors is partnering with Capital Pipeline. We offer ABA members a 10% discount in exchange for marketing and speaking opportunities. At their annual conference in September 2021, Capital Pipeline will be featured as their capital data provider. We will offer 24-hour guest passes to the 500+ attendees (to convert to potential sales) and receive the contact information for all attendees and members.

Spear Point Capital Management LLC

Ron Bienvenu, Managing Partner at Spear Point Capital Management LLC, has mentored Capital Pipeline through its capital raise process. Spear Point Capital has been contracted to help scale the R&D and geography of Capital Pipeline. Spear Point Capital Management is in New Orleans, LA, United States. Spear Point Capital Management LLC has 5 total employees across all its locations and generates $4.78 million in sales (USD).

RBEL Media

Through our partnership with Spearpoint Capital, we are partnered with RBEL Media. RBEL matches social media influencers using Data to drive the best strategy.

Management

Our management has unique experience and understanding of the AEC markets and Capital Improvement plans and data. Founder and CEO Stephanie Nelson spent over 20 years developing new markets, focused on public markets, for large multi-national General Contractors including McCarthy, DPR, and Kiewit, among others. Our CMO is a nationally recognized leader in AEC Marketing, advising over 100 clients in the past five years. In 2019, she was honored as a National Fellow at the Service Marketing Professionals Society National Conference recognizing her as the best MarCom professional in the AEC industry by her peers.

** The Company set its valuation internally, without a formal-third party independent evaluation.*

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,069,960.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Process/Technology Automation*
  26.5%
  Improve processes and automate our technology by integrating AI supported RPA and OCR intelligent document processing.

- *Marketing*
  20.0%
  Increase brand awareness and marketing efforts.

- *Operations*
  10.0%
  Working capital for legal fees, ongoing operating expenses.

- *Data Integration*
  40.0%
  Acquire additional inventory for our system.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.capitalpipeline.tech/ (https://www.capitalpipeline.tech/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/capital-pipeline

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Capital Pipeline, Inc.

[See attached]

Capital Pipeline LLC

FINANCIAL STATEMENTS

FROM INCEPTION (FEBRUARY 27, 2020) TO DECEMBER 31, 2020

(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Managers of
Capital Pipeline LLC
Phoenix, Arizona

We have reviewed the accompanying financial statements of Capital Pipeline LLC., (the "Company,"), which comprise the balance sheet as of December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the periods as of Inception (February 27, 2020) to December 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 8, 2021
Los Angeles, California

As of December 31,		2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	10,446
Accounts receivable, net		3,039
Total current assets		**13,485**
Total assets	**$**	**13,485**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable		824
Promissory notes		75,000
Member loan		17,500
Total current liabilities		**93,324**
Total liabilities		**93,324**
MEMBERS' EQUITY		
Members' equity		(79,840)
Total members' equity		**(79,840)**
Total liabilities and stockholders' equity	**$**	**13,485**

See accompanying notes to financial statements.

Capital Pipeline LLC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

Inception (February 27, 2020) to December 31,		**2020**
(USD $ in Dollars)		
Net revenue	$	17,688
Operating expenses		
General and administrative		10,722
Sales and marketing		4,211
Research and development		178,910
Total operating expenses		193,843
Operating income/(loss)		(176,155)
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(176,155)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(176,155)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Inception - February 27, 2020	**$**	**-**
Members' contribution		96,315
Net income/(loss)		(176,155)
Balance—December 31, 2020	**$**	**(79,840)**

See accompanying notes to financial statements.

Inception (February 27, 2020) to December 31,		**2020**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(176,155)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(3,039)
Accounts payable		824
Net cash provided/(used) by operating activities		**(178,369)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Members contribution		96,315
Borrowings from promissory notes		75,000
Borrowing on Loan Payable		17,500
Net cash provided/(used) by financing activities		**188,815**
Change in cash		10,446
Cash—beginning of year		-
Cash—end of year	**$**	**10,446**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in of United States dollars ("$" or "US$"), unless otherwise indicated.

1. NATURE OF OPERATIONS

Capital Pipeline LLC., formed on February 27, 2020 in the state of Arizona. The financial statements of Capital Pipeline LLC., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Phoenix, Arizona.

Capital Pipeline is a Data-as-a-Service (provided through a SaaS) that transforms public data into useful business and strategic planning resources. Our first primary target audience are the Construction, Architecture and Engineering markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the providing the services.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has recently commenced operations and is not currently under examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 8, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DEBT

During the year 2020, Joseph F. Yuhas, one of the members of the Company, lent $17,500 to the Company. The loan does not carry any interest. The imputed interest has been deemed immaterial. The loan does not have a set maturity date and was thus classified as current.

In 2020, the company issued 3 promissory notes to 2 individuals and 1 company in the aggregate amount of $75,000 to fund its operations prior to starting generating revenues. The promissory notes carry no interest and no payments are due until the company starts generating revenues. The imputed interest has been deemed immaterial. The loan does not have a set maturity date and was thus classified as current.

4. MEMBERS' EQUITY

The company is currently owned by the following members:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Stephanie D. Nelson	**51.0%**
Joseph F. Yuhas	**49.0%**
TOTAL	**100.0%**

5. RELATED PARTIES

During the year, Joseph F. Yuhas, one of the members of the Company, lent $17,500 to the Company. The loan does not carry any interest. The imputed interest has been deemed immaterial. The loan does not have a set maturity date and was thus classified as current. During 2021, Joseph F. Yugas gave additional funds to the company, bringing the outstanding balance to $30,000.

On June 5, 2021, the company issued a promissory note in the amount of $2,500 to Robert Nelson, a company officer and Kathleen Nelson. The note has 0 interest rate and no maturity date has been set.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through June 8, 2021 the date the financial statements were available to be issued.

During 2021, Joseph F. Yugas gave additional funds to the company, bringing the outstanding balance to $30,000.

On June 5, 2021, the company issued a promissory note in the amount of $2,500 to Robert Nelson, a company officer and Kathleen Nelson. The note has 0 interest rate and no maturity date has been set.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Capital Pipeline

Sophisticated market research


Filter. Target.
Win
Work.

Website · Phoenix, AZ · DATA/ANALYTICS

$0.00 raised

0 Investors	**$8.5M** Valuation
$2.50 Price per Share	**$250.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Capital Pipeline is transforming public data into state-of-the-art business analytics. Our cutting-edge AI and robotic process automation technology centralizes previously segregated and unstructured public data stuck in city, county, state, and federal agency rabbit holes. Through advanced visualization and customization, Capital Pipeline gives access to the tools, details, and forecasts that businesses need in order to make smart, strategic decisions.

Reasons to Invest

- The size of the big data technology market is projected to grow from $41B in 2019 to $116B by the end of 2027, with increasing integration of AI and machine learning further boosting growth.
- Capital Pipeline's data will contain over $1.7 trillion dollars in public construction and major capital purchases set to be spent in the next five years. The company is amassing a comprehensive dataset with unparalleled insight into the construction industry supply chain: data that presents monetization opportunities in many economic sectors, including materials, finance, industrials, and utilities.
- Our project has gained the attention of the world's best technology companies. In 2021, we were named a Google Cloud Startup and began a partnership with Automation Anywhere, a world leader in Intelligent Document Processing and AI data integration.

Putting the power of big public data into your hands

Capital Pipeline is a sophisticated market research report and interactive tool that centralizes information from cities, counties, and state agencies across the U.S. all in one place. Our first data set scans and integrates various data sources of all Capital Improvement plans and budgets, forecasting the next five years of public construction and major capital purchases (average budget over $342B per year).

Discovering public infrastructure projects is a complex and time consuming task. We empower firms to more efficiently analyze the pipeline of public projects so they can more efficiently allocate resources. Our initial target market is the architecture, engineering and construction (AEC) industry, where our executive team wields extensive experience and expertise.

But the disruptive opportunity is much bigger. AEC is interconnected with financial, industrial, materials, and utility sectors. Better integration of capital and resources is necessary to disrupt an industry in dire need of innovation. According to McKinsey, since 1945, construction productivity gains are essentially Zero, while other industries such as agriculture and manufacturing have soared by 1500%. Big Public Data has the power to remove friction and waste in the planning and analytical stages and reduce overhead in a terribly inefficient industry.


Capital Pipeline - Statewide
Statewide - Page Filters
Total Estimated Project Value (USD)
56.3B
Average Project Value (USD)
5.33M
Project Count
10.6k
Distinct Market Sectors
19
Statewide Project Count Map

Through an annual subscription, users will be able to access and analyze data using market sectors, construction types, geography, project sizes and more. By standardizing and digitizing this splintered information, we empower our users with the tools and information required to find and accurately evaluate every project in their target market.

The problem

Public data is a rabbit hole of splintered information

Public data that is critical to community development and infrastructure projects remains difficult to access, analyze, and update. Take a general contractor in Arizona, for example, who's eyeing upcoming Capital Improvement projects for potential bids. They'll need to track down the Capital Improvement Plans which lay out planned expenditures for every project a city, county, state or federal agency has lined up in the next two to 10 years—a road map of the public market and projects.


Currently, sifting through public data to identify targets, and produce analytics requires over 100 hours of staff time

Next, the contractor (or any other architect, engineer, supplier, or major purchase provider) will need to review thousands of pages of budgets. You're looking at 114 different websites to download 114 separate documents totaling over 1,800 pages—endless PDFs issued at the city, county, and state agency level, each with its own format, process, information, and schedule.

To sift through all this information, identify targets, and produce analytics requires over 100 hours of staff time. Even worse—these documents don't provide necessary details such as updated labor, wage, and commodities data. The other option? To pay a consulting firm tens or hundreds of thousands of dollars to put together the relevant reports.

The Solution

One central data source to rule them all

Capital Pipeline is building a bridge between the vast, splintered ecosystem of public data sets and business owners needing to identify and assess new opportunities. Built on cutting-edge RPA technology, our powerful visualization tools allow for customized data interpretation, tailored to specific needs and up-to-date market conditions.



Capital Pipeline is building a bridge between the vast, splintered ecosystem of public data sets

Assisted by AI learning, we are integrating all Capital Improvement and other data sets and documents into a central data source using Intelligent Document Processing to process hundreds of thousands of dispersed PDFs and other unstructured data. This data includes market sector, construction type, phase, land acquisition, project size, geography, and financing status, which users can filter by field. By combining this trove of detailed information with a live data analytics tool, we empower our clients to use public data through a smart, reactive interface that integrates with a company's CRM. Users will benefit from continuous alerts and insights into important data that even the most sophisticated analysts could not produce in real-time.


Capital Pipeline - Statewide
42.9B
5.05M
8.49k
17

Users benefit from continuous alerts and insights into important data that even the most sophisticated analysts could not produce in real-time.

We offer an annual subscription service, billed monthly or annually, which provides access to the raw data, data visualizations, AI predictive models, and reports. We attract customers through marketing channels, social media, and direct sales outreach. We'll also be rolling out enhanced data subscriptions for a premium fee, as well as new geographic data integration. Our monthly subscription revenue combined with the lease of our national raw data combine for a projected profit exceeding $1M/month.

Subscription Service	National Capital Data
Monthly fee for monthly access to one region or statewide data	The sale or leasing of the aggregate national data, either enhanced or raw

The Market

Big data is a big market

The size of the big data technology market is projected to grow from $41B in 2019 to $116B by the end of 2027 (source), with increasing integration of AI and machine learning further boosting growth. The size of the global robotic process automation (RPA)—which we employ for our data integration system—is expected to reach $6B by 2027, exhibiting a CAGR of 24.9% between 2020 to 2027. Looking at our first market (the AEC industry), there are over 676,000 firms specializing in commercial or infrastructure that we'll target.


676,000+ Firms
AEC industry
Big Data
Expected to reach $116B by 2027
global robotic process automation (RPA)
Expected to reach $6B by 2027

As of now, other movers in this space consist of local or regional business development organizations and integrated system providers, none of which match Capital Pipeline's capabilities. We offer better and more comprehensive pricing options, independent technology with integrated data, data from original sources, and complete rather than partial forecasts, putting us head and shoulders above the rest. Our only true peer is a German company, Building Radar, which, to our knowledge, has no plans to enter the U.S. market.


Construction matters for the world economy
...but has a long record of poor productivity industry
Construction-related spending accounts for
13% of the world's GDP
...but the sector's annual productivity growth has only increased
1% over the past 20 years
$1.6 Trillion
of additional value added could be created through higher productivity, meeting half the world's infastructure needs

our traction

Initial launch and major tech partnerships

In 2020, Capital Pipeline established our data integration processes and initial technology solutions and launched to a limited number of users. Our first data set (transforms Capital Improvement budgets and plans, and is valued at over $343B). 2021 has since brought a number of major milestones. In March, we were named a Google Cloud Startup and integrated our data to the Cloud. In May, we selected Automation Anywhere as our new Intelligent Document Processing/RPA/AI technology partner.

Our first data set transforms Capital Improvement budgets and plans, and is valued at over $343B.

In March 2021, Capital Pipeline was invited to be a Google Cloud Startup


Google Cloud
for Startups

This partnership will reduce the time and expense of our data integration by 50% in Year 1 and 70% in subsequent years. In June, we identified 210 public datasets to enhance the National Capital Dataset, and this summer we're launching our first REG CF raise.

why invest

We're building the country's most powerful public data set

Our five-year goal for Capital Pipeline is to create the most comprehensive, robust, and powerful dataset available, containing over 1.7 trillion dollars in public construction and major capital spending anticipated in the next five years, as well as the premier business analytics tool in the United States. We'll continue to improve and build upon our best-in-class technology, enhancing our main data set with labor, commodities, and other databases. We plan to roll out to address new markets and curate data sets that will service a larger client base including banks, fund managers, commodities brokers, transportation companies, mining companies, and more.

We envision our ever-improving technology being on the cutting edge of Intelligent Document Processing, RPA, and AI integration.



As we scale our capabilities and increase our overall revenue, we'll also be improving access to information, business operations, and data analytics in both the public and private sectors. We have the tools and data that cities, states, and companies across the U.S. need in order to improve infrastructure and advance public projects—and with your investment, we're ready to make our vision a reality.

Meet Our Team



Stephanie Dyan Nelson

CEO, Founder, and Director

Stephanie Nelson is the creator of Capital Pipeline and serves as its CEO. She leads the research and development, technology, data integration, operations, marketing, and communications for Capital Pipeline.

Before founding Capital Pipeline in 2019, Stephanie led the creation of new markets for large multi-national general contractors since 2001. She was responsible for research and development, establishing the team, setting strategy, getting board support including resources, targeting first clients, winning first projects, and helping establish leadership and operations. Working with talented firms and teams, she led the development of over $4 Billion in new market revenue. This experience, and the research required to succeed, was the foundation for Capital Pipeline. She understands the value of data in the competitive construction industry.

Previous to working in the Architecture, Engineering, & Contracting industry, Stephanie was a political consultant and fundraiser for three former Mayors of the City of Phoenix, Governor Napolitano of Arizona, several city and state representatives, and six major initiative and referendum campaigns.

Stephanie earned her Masters in American Politics and Public Law at Arizona State University. She is also the proud mom of two teenaged boys. #wrestingmom



Joseph Yuhas

Director & Co-Founder

Joseph "Joe" Yuhas is the co-founder of Capital Pipeline and its first investor. Joe has been instrumental in forming association partnerships including the Arizona League of Cities and Towns and the Arizona Builders Alliance. Joe currently serves on the Board of Directors.

In addition to co-founding Capital Pipeline in 2019, Joe has a thriving 30+ year career in public affairs leading associations such as the Arizona Restaurant Associations, public funding campaigns such as the Arizona Cardinals stadium, and numerous candidates and businesses who he represents to city, county, state and federal elected officials.

Previous to working in Public Affairs, Joe was an elected official in New Jersey where he was responsible for creating capital budgets giving him a unique understanding of capital improvement plans and Capital Pipeline's data.

Joe earned his Bachelor's Degree in Political Science at Rider University.



Robert W Nelson

Chief Operating Officer (Part-Time)

Robert "Bob" Nelson is the COO of Capital Pipeline. Bob formed Capital Pipeline's legal entities, established the operating agreement and accounting protocols, and advises the CEO on operations and finances. Bob is the Secretary of the Board of Directors.

Before Capital Pipeline, Bob was the COO of The Pacific Institute and Inside Results, organizational performance education and consulting organizations. He successfully sold those companies in 2017. Prior to his leadership roles in the corporate world, Bob retired as a Lt. Col after 25-years as a Pilot and Operations and Logistics Commander in the US Air Force.

Bob earned his Master of Science degree in Engineering at University of Southern California. He is the proud husband to his wife of 50-years Kathy, proud Dad of two daughters, and proud Grandpa of two teenaged grandsons.



Deirdre Booth

CMO

Deirdre Booth-Gilmore is the CMO of Capital Pipeline and Owner of Tank Girl Marketing, a leading, full service national marketing firm focused exclusively on the Architecture, Engineering and Contracting industry. Deirdre and her team create compelling marketing strategies and communications that help clients win on the business battlefield. Deirdre and her team established Capital Pipeline's brand and brand guidelines, created the Marcom strategy, and was instrumental in establishing early association partnerships.

Before Capital Pipeline and Tank Girl Marketing, Deirdre led the Marketing Departments for large multi-national general contracting and engineering firms where she and CEO Stephanie Nelson met and partnered over 15 years ago. Besides leading teams and strategies for her clients, Deirdre is a national leader in the AEC Marcom industry serving on the boards of American Builders Alliance, American Public Works Association, the Service Marketing Professionals Society, among others.

Deirdre earned her Bachelor of Arts in English Literature from Sonoma State University and has been a Certified Professional Services Marketer since 2010 and a Fellow for the Society of Marketing Professional Services since 2019, putting her in the top 3% of her peers.

When not traveling to see her two adorable toddler grandsons, Deirdre is a runner who loves to travel and is also an avid food and wine enthusiast.



Terrence Donner

VP of Sales

Terrence has twenty years of sales and sales leadership experience, working as a District Manager of a nationwide retailer. He has the necessary processes, training, coaching, and recruiting experience to manage a commissioned and non-commissioned sales team. Terrence works with Deirdre to provide feedback on messaging and needed marketing support.



Baron Huber

Advisor to CEO

Baron is an entrepreneur, investor, and Capital Pipeline evangelical. While his role is limited now, he is working with data buyers and data enhancers with other clients. Baron advises Stephanie on operations and data buyers outside of the AEC industry. He has identified buyers for Capital Pipeline's data once a region is integrated.

Offering Summary

Company	:	Capital Pipeline, Inc.
Corporate Address	:	365 E. Palm Ln., Phoenix, AZ 85004
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,069,960.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	4,000
Maximum Number of Shares Offered	:	427,984
Price per Share	:	$2.50
Pre-Money Valuation	:	$8,500,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based Perks

Super Early Bird Bonus

Invest within the first 72 hours and receive an additional 5% Bonus Shares.

Early Bird Bonus

Invest within the first 2 weeks and receive an additional 2% Bonus Shares.

Amount-Based Perks

$500+ | Member Tier

3-day access to our initial data offering, monthly updates on new data and technology.

$1,000+ | Bronze Tier

Member Tier + 1% Bonus Shares.

$2,000+ | Silver Tier

Bronze Tier + 2% Bonus Shares.

$5,000+ | Gold Tier

Silver Tier + 5% Bonus Shares.

$10,000 | Platinum Tier

Gold Tier + investor shoutout and acknowledgment on Capital Pipeline Instagram + 10% Bonus Shares.

$50,000+ | Diamond Tier

Platinum Tier + 20% Bonus Shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Capital Pipeline will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Did you know that 80 to 90% of data in the digital universe is unstructured and about 60 to 70% of that data goes unused? Sophisticated data analytics tools are required to officially convert this ever-increasing raw data into actionable and valuable insights.

Despite the numerous opportunities presented by this growth, only a handful of organizations are properly utilizing big data in multiple functional cases.

Right now there are five years worth of city projects and public purchases valued at 342.8 billion dollars per year hiding in plain sight. Each project's recordkeeping varies by town federal agency scale and more taking even advanced specialists thousands of hours to analyze.

We're missing out on a business treasure trove.

Here at Capital Pipeline, our subscription-based platform uses a proprietary process that involves intelligent document processing to extrapolate and organize this data so it's easily accessible and manageable this could impact billions of dollars in capital allocation decisions.

Our work goes beyond just pure data organization. Thanks to AI integration and our data analysts users have access to a powerful forecasting model that will soon contain over 1.7 trillion dollars in public construction to be spent in the next five years.

Architects, engineers, contractors, and suppliers can harness this data through personalized search, filters, and customized reports to pursue the most profitable projects and find the opportunities best matched to their business.

That's why we started with Arizona as a test case. Before Capital Pipeline businesses in Arizona that wanted to access this type of data had to go to 114 different websites and download the same number of documents it takes over 40 hours just to read through the 1800 pages and that's being frankly very optimistic.

Capital Pipeline is built on cutting-edge robotic process automation technology. Global data is the ultimate source of economic power and its market size is projected to reach 116 billion dollars by the end of 2027 and the top five information technology companies have a combined market capitalization of approximately six trillion dollars.

I spent 20 years developing new markets for large multinational general contractors and our CMO has led the market research strategy and staffing plans for over 100 architecture engineering and contracting firms in just the last five years.

To say we are extremely familiar with our targets is an understatement capital improvement plans is our first focus but that is just the beginning.

Our proprietary technology and public data sets have endless other uses for banks, investment firms, manufacturers and other industries.

With the help of your investment now Capital Pipeline can have the most robust and powerful public data set and business analytics tool that span the entire United States.

Invest today to stake out your own share in this massive industry.

We'll mine through all the messy bureaucracy to bring you information gold.

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